                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                               PRIZE ENERGY CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    74267L106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              RICHARD L. COVINGTON
                          125 E. JOHN CARPENTER FREEWAY
                                    SUITE 600
                               IRVING, TEXAS 75062
                                 (972) 432-1440
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 DECEMBER 17, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 74267L106                                                      PAGE  2



--------------------------------------------------------------------------------

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     NATURAL GAS PARTNERS V, L.P. 75-2762871
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [ ]
      (b) [ ]
--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS (See Instructions)                                      OO

--------------------------------------------------------------------------------

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]
--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION                              DELAWARE

--------------------------------------------------------------------------------

                        7     SOLE VOTING POWER                       7,326,821
     NUMBER OF
      SHARES            -------------------------------------------------------
    BENEFICIALLY        8     SHARED VOTING POWER                           -0-
  OWNED BY EACH
    REPORTING           -------------------------------------------------------
      PERSON            9     SOLE DISPOSITIVE POWER                  7,326,821
       WITH
                        -------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER                      -0-

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     7,326,821
--------------------------------------------------------------------------------

12 CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                     58.5%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON (See Instructions)                              PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 74267L106                                                      PAGE  3



--------------------------------------------------------------------------------

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     G.F.W. ENERGY V, L.P. 75-2762869
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [ ]
      (b) [ ]
--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS (See Instructions)                                      OO

--------------------------------------------------------------------------------

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]
--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION                              DELAWARE

--------------------------------------------------------------------------------

                        7     SOLE VOTING POWER                       7,326,821
     NUMBER OF
      SHARES            -------------------------------------------------------
    BENEFICIALLY        8     SHARED VOTING POWER                           -0-
  OWNED BY EACH
    REPORTING           -------------------------------------------------------
      PERSON            9     SOLE DISPOSITIVE POWER                  7,326,821
       WITH
                        -------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER                      -0-

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     7,326,821
--------------------------------------------------------------------------------

12 CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                     58.5%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON (See Instructions)                             PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 74267L106                                                      PAGE  4



--------------------------------------------------------------------------------

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     GFW V, L.L.C. 75-2762867
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [ ]
      (b) [ ]
--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS (See Instructions)                                      OO

--------------------------------------------------------------------------------

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]
--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
--------------------------------------------------------------------------------

                        7     SOLE VOTING POWER                       7,326,821
     NUMBER OF
      SHARES            -------------------------------------------------------
    BENEFICIALLY        8     SHARED VOTING POWER                           -0-
  OWNED BY EACH
    REPORTING           -------------------------------------------------------
      PERSON            9     SOLE DISPOSITIVE POWER                  7,326,821
       WITH
                        -------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER                      -0-

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     7,326,821
--------------------------------------------------------------------------------

12 CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                     58.5%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON (See Instructions)                             OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 74267L106                                                      PAGE  5



--------------------------------------------------------------------------------

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            KENNETH A. HERSH
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [ ]
      (b) [ ]
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS (See Instructions)                                      OO

--------------------------------------------------------------------------------

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]
--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES OF AMERICA
--------------------------------------------------------------------------------

                        7     SOLE VOTING POWER                          26,125
     NUMBER OF
      SHARES            -------------------------------------------------------
    BENEFICIALLY        8     SHARED VOTING POWER                     7,326,821
  OWNED BY EACH
    REPORTING           -------------------------------------------------------
      PERSON            9     SOLE DISPOSITIVE POWER                     26,125
       WITH
                        -------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER                7,326,821

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     7,352,946
--------------------------------------------------------------------------------

12 CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                     58.6%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON (See Instructions)                             IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 74267L106                                                      PAGE  6



--------------------------------------------------------------------------------

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            DAVID R. ALBIN
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [ ]
      (b) [ ]
--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS (See Instructions)                                      OO

--------------------------------------------------------------------------------

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]
--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------

                        7     SOLE VOTING POWER                           9,438
     NUMBER OF
      SHARES            -------------------------------------------------------
    BENEFICIALLY        8     SHARED VOTING POWER                     7,326,821
  OWNED BY EACH
    REPORTING           -------------------------------------------------------
      PERSON            9     SOLE DISPOSITIVE POWER                      9,438
       WITH
                        -------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER                7,326,821

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     7,336,259
--------------------------------------------------------------------------------

12 CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                     58.5%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON (See Instructions)                             IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 74267L106                                                      PAGE  7




         This Amendment No. 2 amends the Schedule 13D originally filed on February 17, 2000, as amended by Amendment No. 1 filed on April 10, 2000 (the "Prior Filing") and relates to shares of common stock, par value $.01 per share ("Common Stock"), of Prize Energy Corp., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 3500 William D. Tate, Suite 200, Grapevine, Texas 76051. Capitalized terms used without definition in this Amendment No. 2 shall have the respective meanings ascribed to them in the Prior Filing. Use of the words "herein" and "hereof" are references to the Prior Filing, as amended by this Amendment No. 2.

         This Amendment No. 2 amends Items 2(b), 4, 5(a)and(b) and 6 contained in the Prior Filing. Items 1, 2(a), 2(c)-(e), 3 and 5(c)-(e) of the Prior Filing remain unchanged.

ITEM  2.    IDENTITY AND BACKGROUND

         Paragraph (b) is amended in its entirety as follows:

         (b) The principal business address of each of NGP V, GFWLP, GFWLLC and Hersh is 125 East John Carpenter Fwy., Suite 600, Irving, Texas 75062. The principal business address of Albin is 100 N. Guadalupe, Suite 205, Santa Fe, New Mexico 87501.

ITEM  4.    PURPOSE OF THE TRANSACTION

         Item 4 of the Prior Filing is hereby amended by adding the following to the end thereof:

         As described in Item 6 below, NGP V entered into a Voting Agreement dated December 17, 2001 with the Company and Magnum Hunter Resources, Inc.("MHR") pursuant to which NGP V has agreed to vote in favor of the proposed merger of the Company with and into a subsidiary of MHR. Pursuant to the terms of the Merger Agreement (described in Item 6 below), the consummation of the merger will result in the disposition by NGP V of all of the Common Stock of the Company in exchange for a combination of MHR common stock and cash.

ITEM  5.    INTEREST IN SECURITIES OF THE ISSUER

            Item 5, paragraph (a) and (b) of the Prior Filing is amended by replacing the last sentence with the following:

         Hersh is the beneficial owner of 26,125 additional shares of the Common Stock, with respect to which he has the sole power to vote and to dispose. Albin is the beneficial owner of 9,438 additional shares of the Common Stock, with respect to which he has the sole power to vote and to dispose.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 of the Prior Filing is hereby amended by adding the following to the end thereof:

                                  SCHEDULE 13D

CUSIP NO. 74267L106                                                      PAGE  8


         The Company, MHR and MHR's subsidiary entered into an Agreement and Plan of Merger dated December 17, 2001 (as amended, the "Merger Agreement") providing for the merger of the Company with and into MHR's newly created subsidiary (the "Merger"). Upon consummation of the Merger, shareholders of the Company will receive a combination of shares of common stock of MHR and cash in exchange for all of their shares of Common Stock of the Company.

         NGP V entered into a Voting Agreement dated December 17, 2001 with the Company and MHR pursuant to which NGP V has agreed to vote in favor of the Merger at any meeting of the Company's stockholders called for the purpose of considering the Merger; provided that, NGP V shall not be obligated to vote in favor of the Merger if the Board of Directors of the Company shall have received an Alternative Proposal that it determines is a Superior Proposal in accordance with the provisions of the Merger Agreement.

         Pursuant to the Merger Agreement, upon closing of the Merger (a) the Voting and Shareholders Agreement dated February 8, 2000, among the Company, NGP V and certain other shareholders of the Company will terminate, and (b) NGP V would enter into a Registration Rights Agreement with MHR and would terminate NGP V's rights under the Amended and Restated Registration Rights Agreement dated as of February 8, 2000, among the Company, NGP V and certain of its shareholders.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit  A -      Agreement and Plan of Merger dated December 17, 2001, as
                  amended by the First Amendment thereto dated effective as of December 17, 2001 by and among Magnum Hunter Resources, Inc., a Nevada corporation, Pintail Energy, Inc., a Texas corporation, Prize Energy Corp., a Delaware corporation, and Pintail Energy, Inc., a Delaware corporation.*

Exhibit  B -      Agreement to Vote dated December 17, 2001 among Natural Gas
                  Partners V, L.P., Prize Energy Corp., a Delaware corporation and Magnum Hunter Resources, Inc., a Nevada corporation. *


----------
* Filed with the Securities and Exchange Commission as Exhibits to the 8-K report of the Company filed on the date hereof and incorporated herein by reference.

                                  SCHEDULE 13D

CUSIP NO. 74267L106                                                      PAGE  9



                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 26, 2001          Natural Gas Partners V, L.P.
                                   By: GFW Energy V, L.P., General Partner
                                   By: GFW V, L.L.C., General Partner

                                   By: /s/ David R. Albin
                                       ----------------------------------------
                                       David R. Albin
                                       Authorized Member

Dated:  December 26, 2001           G.F.W. Energy V, L.P.
                                    By: GFW V, L.L.C., General Partner

                                    By: /s/ David R. Albin
                                        ---------------------------------------
                                         David R. Albin
                                         Authorized Member

Dated:  December 26, 2001           GFW V, L.L.C.

                                    By: /s/ David R. Albin
                                        ---------------------------------------
                                        David R. Albin
                                        Authorized Member

Dated:  December 26, 2001           /s/ Kenneth A. Hersh
                                    -------------------------------------------
                                       Kenneth A. Hersh


Dated:  December 26, 2001           /s/ David R. Albin
                                    -------------------------------------------
                                       David R. Albin


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than the executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                  SCHEDULE 13D

CUSIP NO. 74267L106                                                      PAGE 10


                                  EXHIBIT INDEX


Exhibit  A -      Agreement and Plan of Merger dated December 17, 2001, as
                  amended by the First Amendment thereto dated effective as of December 17, 2001 by and among Magnum Hunter Resources, Inc., a Nevada corporation, Pintail Energy, Inc., a Texas corporation, Prize Energy Corp., a Delaware corporation, and Pintail Energy, Inc., a Delaware corporation.*

Exhibit  B -      Agreement to Vote dated December 17, 2001 among Natural Gas
                  Partners V, L.P., Prize Energy Corp., a Delaware corporation and Magnum Hunter Resources, Inc., a Nevada corporation.*


----------
* Filed with the Securities and Exchange Commission as an Exhibit to the 8-K report of the Company filed on the date hereof and incorporated herein by reference.